UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . 2.50

FORM 12b-25	SEC FILE NUMBER

NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Wise Metals Group LLC
Full Name of Registrant
Former Name if Applicable
857 Elkridge Road, Suite 600
Address of Principal Executive Office (Street and Number)
Linthicum, Maryland 21090

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Wise Metals Group LLC (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the three months ended March 31, 2009 by May 15, 2009. Because the Company has recently devoted substantial time and effort to the preparation of its Annual Report on Form 10-K for the year ended December 31, 2008 (the “2008 Annual Report”), which is still subject to completion and not yet filed with the SEC, and to other corporate activities, including assessing the financial and accounting impact of financing transactions to amend the revolving and secured credit facility, the Company does not have adequate time to complete the preparation of its consolidated financial statements for the three months ended March 31, 2009 by the filing deadline of May 15, 2009 without unreasonable effort or expense. The Company will file its Form 10-Q as soon as practicable.

As stated in the Company’s Current Report on Form 8-K filed on April 15, 2009, the Company has been unable to file the 2008 Annual Report. On April 16, 2009, the Company received a Notice of Default from the Trustee under the Indenture governing its 10.25% Notes due 2012 for failure to timely file its 2008 Annual Report. Such Default will not become an Event of Default under the Indenture so long as the Company files its 2008 Annual Report by May 31, 2009.

As previously discussed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, the Company identified a material weakness in its internal control over financial reporting because the Company has not maintained sufficient staff with appropriate training in US GAAP and SEC financial rules and regulations. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Despite making progress during the three months ended March 31, 2009, the Company’s remedial actions are ongoing and not yet complete. Therefore, this material weakness identified has not been remediated as of March 31, 2009.

As the Company finalizes its preparation of the consolidated financial statements for the three months ended March 31, 2009, additional material weaknesses may be identified.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kenneth Stastny	(410)	636-6500
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes        ☒ No

Form 10-K for the year ended December 31, 2008

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant’s current estimate, which is subject to change, for the three months ended March 31, 2009, is: sales decreased by 50 percent to $157.8 million for the quarter ended March 31, 2009, compared to $315.7 million for the same period in 2008 which was attributable in part to reduced volumes and reduced metal input cost. Shipments decreased by 28 percent to 150.2 million pounds for the quarter ended March 31, 2009, compared to 208.8 million pounds for the same period in 2008.

Wise Metals Group LLC
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 18, 2009	By	/s/ Kenneth Stastny
Chief Financial Officer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).